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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

January 11, 2023

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 333-265783) AOG Institutional Diversified Tender Fund (File No. 333-268694) AOG Institutional Diversified Master Fund (File No. 811-23765)

Dear Mr. Bellacicco:

This letter sets forth the response of our clients, AOG Institutional Diversified Fund (the “Auction Fund”), AOG Institutional Diversified Tender Fund (the “Tender Offer Fund”), and AOG Institutional Diversified Master Fund (the “Master Fund” and together with the Auction Fund and the Tender Offer Fund, the “Issuer”), to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), given via telephone conference on November 17, 2022 (the “Comment Letter”), pertaining to the amended registration statements filed on Form N-2/A on October 19, 2022 (the “Registration Statements”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

TENDER OFFER FUND SECURITIES ACT FILING

1.                   Comment: Please file an initial registration statement on Form N-2 for AOG Institutional Diversified Tender Fund, to register with the SEC under the Securities Act of 1933, as amended (the “Securities Act”).

Response: The Issuer undertakes to file an initial registration statement on Form N-2 for the Tender Offer Fund to register with the SEC under the Securities Act.

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Mr. Christopher R. Bellacicco

January 11, 2023

AUCTION FUND AND TENDER OFFER FUND

Prospectus

Cover page

2.                   Comment: The second full paragraph on the second cover page states that “[s]hares will not be listed on a public exchange.” Please add a sentence after this stating that “[i]nvestors will not be able to sell their shares in the first 12-18 months of AOG Institutional Diversified Fund’s operations.”

Response: The following sentence has been removed from the Registration Statements: “[s]hares will not be listed on a public exchange.” Additionally, on page. 3 under the section titled “Purchase, Exchange and Repurchase of Shares”, the Registration Statement states that “During the first 12-18 months of the Auction Fund’s operations, investors (i) will be able to purchase Auction Fund Shares monthly directly from the Auction Fund at their net asset value (“NAV”) calculated as of the last business day of each month, and (i) will not be able to sell their Auction Fund Shares.”

Follow On Comment: Please add “[s]hares will not be listed on a public exchange” back into the disclosure on the cover page or explain why it has been removed.

Response: The Issuer undertakes to include the sentence “[s]hares will not be listed on a public exchange” on the cover page of the Registration Statement and will add a sentence after stating that “[i]nvestors will not be able to sell their shares in the first 12-18 months of AOG Institutional Diversified Fund’s operations.”

Limitations Involving Asset Classes, Industries and Investment Funds – page 6-7

3.                   Comment: For any wholly-owned subsidiary of the Funds (or subsidiary of such subsidiary), please disclose, as applicable:

a.	that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies (Section 8);
b.	that any investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;
c.	that each subsidiary complies with the provisions relating to affiliated transaction and custody (Section 17). Please identify the custodian of the subsidiary, if any.
d.	Please also confirm in correspondence that: (i) the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (ii) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
Response:

Mr. Christopher R. Bellacicco

January 11, 2023

a.	The Issuer included the requested disclosure on pg. 7 of the Amended Registration Statements.
b.	The Issuer included the requested disclosure on pg. 7 of the Amended Registration Statements. The Issuer confirms that any investment advisory agreement between the subsidiary and its investment adviser will be filed as an exhibit to the Amended Registration Statements.
c.	The Issuer has included the requested disclosure on pg. 7 of the Amended Registration Statements.
d.	The Issuer confirms that (i) the subsidiary’s management fee will be included in “Management Fees” and the subsidiary expenses will be included in “Other Expenses” in the Issuer’s prospectus fee table and (ii) the subsidiary and its board of directors, if applicable, will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Follow On Comment: Please include the same disclosure requested in the initial comment for entities that are “primarily controlled” by the Fund, as defined by the 1940 Act.

Response: The Issuer undertakes to include the requested disclosure as it relates to entities that are “primarily controlled” by the Fund in the next pre-effective amendment. The Issuer also confirms that (i) the primarily controlled entity’s management fee will be included in “Management Fees” and the primarily controlled entity’s expenses will be in included in “Other Expenses” in the “Issuer’s prospectus fee table and (ii) the primarily controlled entity and its board of directors, if applicable, will agree to inspection by the staff of the primarily controlled entity’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Follow On Comment: On pg. 7 of the prospectus, please replace “ “primarily controlled” entity (as defined in Section 2(a)(9) of the 1940 Act)” with the following:

“subsidiary that the fund primarily controls and that primarily engages in investment activities in securities or other assets (a “primarily controlled entity”)”. Additionally, please note that that subsection (b) in the initial comment above only applies to wholly owned subsidiaries.

Response: The Issuer replaced ““primarily controlled” entity (as defined in Section 2(a)(9) of the 1940 Act)” with the following: “subsidiary that the fund primarily controls and that primarily engages in investment activities in securities or other assets (a “primarily controlled entity”)” in the pre-effective amendment filed simultaneously with this correspondence.

The Issuer notes that only (i) the wholly owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the wholly owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (ii) the wholly owned subsidiary and its board of directors will agree to inspection by the staff of the wholly owned subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Mr. Christopher R. Bellacicco

January 11, 2023

U.S. Federal Income Tax Matters – page 24

4.                   Comment: With respect to the discussion of the Fund providing a Form 1099 tax reporting document, if applicable:

a.	Please include disclosure indicating that entities in which the Master Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Master Fund until after the Funds issue a Form 1099 tax reporting document to shareholders. As a result, the Funds may need to reclassify the amount and character of their distributions to shareholders after issuing their Form 1099. When such a reclassification is necessary, a Fund will send shareholders a corrected, final Form 1099 to reflect the reclassified information, and shareholders should use the information on this corrected Form 1099 in completing their tax returns.
b.	Please also consider briefly disclosing this on the cover page of the prospectus, including a cross-reference to where this is discussed in greater detail in the prospectus.

Response:

a.	The Issuer has included the requested disclosure in the Amended Registration Statements.
b.	The Issuer has included the disclosure on the cover page of the prospectus, including a cross-reference to where the disclosure is discussed in greater detail in the prospectus.

Follow On Comment: Please include disclosure indicating that entities in which the Master Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Master Fund until after the Funds issue a Form 1099 tax reporting document to shareholders to pg. 24 of the Registration Statements.

Response: The Issuer undertakes to include the requested disclosure to pg. 24 in the next pre-effective amendment.

Follow On Comment: Please include disclosure indicating that entities in which the Master Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Master Fund until after the Funds issue a Form 1099 tax reporting document to shareholders to pg. 23 of the Registration Statements.

Response: The Issuer included the requested disclosure on pg. 23 in the pre-effective amendment filed simultaneously with this correspondence.

Summary of Fees and Expenses – page 26

5.                   Comment: The introductory paragraph to this section refers to the fees and expenses that the Auction Fund expects to incur. However, there is no reference to fees and expenses that the Tender Offer Fund expects to incur. Please provide a fee table reflecting these expenses or explain why a fee table for only the Auction Fund is necessary.

Response: The Issuer submits a summary of fees and expenses table is unnecessary at this time. At present, the Tender Offer Fund has no assets or shareholders, and has thus incurred no fees or expenses. The fees and expenses are allocated between both the Master Fund and the Auction Fund based on which fees and expenses are fund-specific. Therefore, the Master Fund’s summary of fees and expenses table is substantially similar to that of the

Mr. Christopher R. Bellacicco

January 11, 2023

Auction Fund, except for those fund-specific fees and expenses. The Issuer undertakes to amend the Registration Statements once the Tender Offer Fund has assets and shareholders to reflect any applicable fees and expenses.

Follow On Comment: The staff notes that a fee table for the Tender Offer Fund should be included in the prospectus. Please include a separate column for the Tender Offer Fund expenses in the fee table.

Response: The Issuer undertakes to include a column for Tender Offer Fund expenses in the fee table in the next pre-effective amendment.

The Adviser – page 65

25.               Comment: The disclosure states that “[a] discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Funds’ Semi-Annual Report to Shareholders for the period ended June 30, 2021.” Please revise this to say June 30, 2022.

Response: The Issuer provided the requested revision in the Amended Registration Statements.

Follow on Comment: The staff notes that the Semi Annual Report included in the N-2/A filed on October 19, 2022 states that it covers the period ended March 31, 2022. Please clarify and confirm the correct period covered by the Funds’ Semi-Annual Report to Shareholders.

Response: The Issuer undertakes to clarify and confirm the correct period covered by the Funds’ Semi-Annual Reports to Shareholders in the next pre-effective amendment.

Portfolio Management – page 65

26.               Comment: As the Funds may invest in securities in foreign markets as part of their principal investment strategy, please provide a basis to assess the expertise and experience of the Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Adviser will leverage the expertise of the selected ETFs in evaluating any foreign market exposure. Foreign market investments will not represent a meaningful portion of the Issuer’s investments.

Follow On Comment: If foreign markets will not represent a meaningful portion of the Issuer’s investment, please revise the prospectus accordingly.

Response: The Issuer undertakes to remove the disclosure in the prospectus related to investments in foreign markets in the next pre-effective amendment.

Follow On Comment: The Staff notes that the prospectus still includes disclosure related to investments in foreign markets on pg. 5 of the prospectus. Please remove this disclosure or clarify why the Issuer has included this disclosure if foreign markets will not represent a meaningful portion of the Issuer’s investments.

Response: The Issuer notes that pg. 5 of the prospectus states that “The Fund may gain exposure to the following asset classes through investments in the instruments listed below…” (emphasis added). As the Issuer may invest in foreign markets at some point in

Mr. Christopher R. Bellacicco

January 11, 2023

the future, the Issuer believes it is appropriate to include the disclosure related to foreign markets on pg. 5 of the prospectus.

Other Service Providers – page 66

27.               Comment: The disclosure states that “each Fund pays Ultimus a fee based on the average net assets of the Fund . . .. .” Please disclose this fee. See Item 9.1.d of Form N-2.

Response: After conferring with Ultimus, the Issuer respectfully declines to include additional disclosure regarding Ultimus’ fees, as this information is customarily treated as private and confidential and is not material. Please note that the fees paid by the Issuer to Ultimus for the most recent fiscal year will be included in a 486B post-effective amendment filing. The fees paid by the Issuer to Ultimus are also included in the annual and semi-annual reports to shareholders, which are filed with the SEC on Form N-CSR.

Follow On Comment: Item 9.1.d of Form N-2 requires disclosure of the fee each Fund pays to Ultimus. Please disclose this fee.

Response: The Issuer undertakes to disclose the fee paid to Ultimus in the next pre-effective amendment.

Follow On Comment: The Staff notes that the Issuer included disclosure on the fee paid to Ultimus on pg. 6 of the SAI. Please include the same disclosure in the prospectus.

Response: The Issuer undertakes to include disclosure on the fee paid to Ultimus on pg. 56 of the prospectus under the section titled “Other Service Providers.”

Repurchase Offers by the Tender Offer Fund – page 80

28.               Comment: Please disclose any adverse tax consequences to a shareholder that may arise as a result of a tender offer. The staff notes that the discussion in the penultimate paragraph on this page suggests that a tendering shareholder may be paid in cash or in-kind, or a combination of both. If accurate, please disclose any risks related to a receipt of in-kind assets in a tender offer.

Response: The Issuer has included the requested disclosure in the Amended Registration Statements.

Follow On Comment: Please advise the staff on where the requested disclosure is located in the prospectus.

Response: The respectfully points the Staff to the fifth paragraph on pg. 79 of the Registration Statements which states: “Although dividends generally will be treated as distributed when paid, any dividend declared by the Fund in October, November or December and payable to shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or in kind.” (emphasis added)

Description of Capital Structure and Shares – page 86

Mr. Christopher R. Bellacicco

January 11, 2023

29.               Comment: The last sentence of this section states that only the Auction Fund intends to offer additional share classes if the SEC grants exemptive relief. Please briefly discuss how any additional classes would differ from the class currently being registered and whether all share classes of the Auction Fund will be permitted to participate in monthly auctions and exchange Shares for Tender Offer Fund Shares. Please also discuss whether the terms of exchange will be the same for each Share class (e.g., will all shareholders receive the same Tender Offer Fund Shares?).

Response: At the present time, the Issuer has not applied for exemptive relief. Upon application, the Issuer will supplement the prospectus accordingly.

Follow On Comment: Does the Issuer expect to apply for multi-class exemptive relief?

Response: The Issuer is expecting to apply for multi-class exemptive relief and undertakes to report to the Staff regarding the anticipated timing for filing the multi-class exemptive relief application.

30.               Comment: Please confirm that all prior requested disclosure has been incorporated into the pre-effective amendment filed with the SEC on December 6, 2022.

Response: The Issuer confirms that all prior requested disclosure that the Issuer agreed to include in the prospectus was included in the pre-effective amendment filed with the SEC on December 6, 2022.

31.               Comment: Please clarify what is meant by the term “Eligible Investors.”

Response: The term “Eligible Investors” refers to any eligible investor in the Issuer as determined by the applicable financial advisor pursuant to regulatory requirements. To clarify the meaning of the term “Eligible Investors” in the prospectus, the Issuer removed the defined term “Eligible Investors” on pg. 2 of the prospectus and replaced the term with “eligible investors, as determined by the applicable financial advisor pursuant to regulatory requirements.” Further, the Issuer notes that the applicable regulatory requirements for determining whether an investor is eligible to invest in the Issuer are FINRA Rule 2111 for purposes of a broker-dealer and the fiduciary duty provisions under Section 206 of the Investment Advisers Act of 1940 for purposes of a registered investment adviser.

32.               Comment: Please confirm that the fee table will be updated prior to the Tender Fund commencing operations.

Response: The Issuer confirms that the fee table in the prospectus will be updated prior to the Tender Fund commencing operations.

Tender Fund

33.               Comment: Please incorporate Auction Fund prospectus revisions into the Tender Fund prospectus, as applicable.

Response: The Issuer undertakes to incorporate Auction Fund prospectus revisions into the Tender Fund prospectus, as applicable.

34.               Comment: Please explain why the Tender Fund is not a party to the Custody Agreement.

Mr. Christopher R. Bellacicco

January 11, 2023

Response: The Issuer respectfully submits that the Tender Fund is not a party to the Custody Agreement, because the Tender Fund does not expect to hold any assets. The Issuer confirms that the Custody Agreement will be revised to include the Tender Fund as a party, prior to the Tender Fund holding any assets.

35.               Comment: Please attach as exhibits to the Tender Fund registration statement (i) the Resolutions adopted by the Board of Trustees of the Registrant and (ii) the Power of Attorney.

Response: The Issuer included (i) the Resolutions adopted by the Board of Trustees of the Registrant and (ii) the Power of Attorney as exhibits to the Tender Fund pre-effective amendment filed simultaneously with this correspondence.

Master Fund Declaration of Trust

36.               Comment: Article V, Section 6 of the Declaration of Trust states that a shareholder may not bring or maintain any action “without first making demand on the Trustees requesting the Trustees to bring or maintain such action.” The section goes on to state that such demand must have “the support of the Shareholders owning a majority of the outstanding class or Series of Shares affected by the proposed Action.”

a.	With respect to the requirement to make a demand on the Trustees, please disclose this provision in an appropriate location in the prospectus.
b.	With respect to the requirement that a majority of shareholders support the demand, please (i) revise this provision to clarify that it does not apply to claims arising under the federal securities laws; and (ii) disclose this provision in an appropriate location in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response:

a. The Issuer undertakes to revise the Master Fund registration statement to incorporate by reference the section of the Auction Fund prospectus and Tender Fund prospectus titled “Provisions in the Governing Documents Regarding Shareholder Derivative Claims”, which includes the Staff’s requested disclosure.

b. The Issuer undertakes to revise the Master Fund registration statement to incorporate by reference the section of the Auction Fund prospectus and Tender Fund prospectus titled “Provisions in the Governing Documents Regarding Shareholder Derivative Claims”, which includes the Staff’s requested disclosure.

The Issuer undertakes to revise Article V, Section 6 of the Declaration of Trust as follows:

Section 6. Derivative Actions.

No Shareholder shall have the right to bring or maintain any action, proceeding, claim, or suit (“Action”) on behalf of the Trust or any Series or class of Shares or Shareholders (a)(i) unless such Shareholder is a Shareholder at the time such Action is commenced and such Shareholder continues to be a Shareholder throughout the duration of such Action and (a)(ii)(1) at the time of the transaction or event underlying such Action, such Shareholder was a Shareholder or (2) such Shareholder's status as a Shareholder devolved upon the Shareholder by operation of law or pursuant to the terms of this Declaration of Trust from a person who was a Shareholder at the time of the transaction or event underlying such

Mr. Christopher R. Bellacicco

January 11, 2023

Action and (b) without first making demand on the Trustees requesting the Trustees to bring or maintain such Action and such demand has the support of Shareholders owning a majority of the outstanding class or Series of Shares affected by the proposed Action. However, the requirement that a majority of the outstanding class or Series of Shares affected by the proposed Action support the demand shall not apply to claims made under federal securities laws. Such demand shall not be excused under any circumstances, including allegations or claims of interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or Series or class of Shares or Shareholders would otherwise result. Such demand shall be mailed to the Secretary at the Trust's principal office and shall set forth with particularity the nature of the proposed Action and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees who are not Interested Persons of the Trust (the “Independent Trustees”) shall consider such demand. In their sole discretion, the Independent Trustees may decide to bring, maintain, or settle such Action or to not bring, maintain, or settle such Action, or may submit the matter to a vote of Shareholders of the Trust or a Series or class thereof, as appropriate. Any decision by the Independent Trustees to bring, maintain, or settle such Action, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining a separate competing Action relating to the same subject matter. Any decision by the Independent Trustees not to bring or maintain an Action on behalf of the Trust or a Series or class shall be subject to the right of the Shareholders to vote on whether or not such Action should or should not be brought or maintained as a matter presented for Shareholder consideration pursuant to the provisions of the By-Laws regarding Shareholder requested special meetings; and the vote of Shareholders required to override the Independent Trustees' decision and to permit the Shareholder(s) to proceed with the proposed Action shall be 75 percent of the outstanding Shares of the Trust or 75 percent of the outstanding Shares of the Series or class affected by the proposed Action, as applicable.

37.               Comment: Article V, Section 6 of the Declaration of Trust also states that “Any decision by the Independent Trustees to bring, maintain, or settle such Action, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining a separate competing Action relating to the same subject matter.”

a. Please revise this section to clarify that this provision does not apply to claims arising under the federal securities laws; and

b. Disclose this provision in an appropriate location in the prospectus and state that it does not apply to federal securities law claims.

Response:

a. The Issuer undertakes to revise Article V, Section 6 of the Declaration of Trust as follows:

Section 6. Derivative Actions.

No Shareholder shall have the right to bring or maintain any action, proceeding, claim, or suit (“Action”) on behalf of the Trust or any Series or class of Shares or Shareholders (a)(i) unless such Shareholder is a Shareholder at the time such Action is commenced and such Shareholder continues to be a Shareholder throughout the duration of such Action and (a)(ii)(1) at the time of the transaction or event underlying such Action, such Shareholder was a Shareholder or (2) such Shareholder's status as a Shareholder devolved upon the Shareholder by operation of law or pursuant to the terms of this Declaration of Trust from a person who was a Shareholder at the time of the transaction or event underlying such

Mr. Christopher R. Bellacicco

January 11, 2023

Action and (b) without first making demand on the Trustees requesting the Trustees to bring or maintain such Action and such demand has the support of Shareholders owning a majority of the outstanding class or Series of Shares affected by the proposed Action. Such demand shall not be excused under any circumstances, including allegations or claims of interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or Series or class of Shares or Shareholders would otherwise result. Such demand shall be mailed to the Secretary at the Trust's principal office and shall set forth with particularity the nature of the proposed Action and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees who are not Interested Persons of the Trust (the “Independent Trustees”) shall consider such demand. In their sole discretion, the Independent Trustees may decide to bring, maintain, or settle such Action or to not bring, maintain, or settle such Action, or may submit the matter to a vote of Shareholders of the Trust or a Series or class thereof, as appropriate. Any decision by the Independent Trustees to bring, maintain, or settle such Action, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining a separate competing Action relating to the same subject matter. However, the foregoing prohibition shall not apply to claims made under federal securities laws. Any decision by the Independent Trustees not to bring or maintain an Action on behalf of the Trust or a Series or class shall be subject to the right of the Shareholders to vote on whether or not such Action should or should not be brought or maintained as a matter presented for Shareholder consideration pursuant to the provisions of the By-Laws regarding Shareholder requested special meetings; and the vote of Shareholders required to override the Independent Trustees' decision and to permit the Shareholder(s) to proceed with the proposed Action shall be 75 percent of the outstanding Shares of the Trust or 75 percent of the outstanding Shares of the Series or class affected by the proposed Action, as applicable.

b. The Issuer undertakes to revise the Master Fund registration statement to incorporate by reference the section of the Auction Fund prospectus and Tender Fund prospectus titled “Provisions in the Governing Documents Regarding Shareholder Derivative Claims”, which includes the Staff’s requested disclosure.

Accounting Comments

38.               Comment: Please include audited seed financial statements and the required independent auditors consent in the Tender Fund registration statement, as required by Section 14 of the Investment Company Act and Item 25 of Schedule A of the Securities Act.

Response: The Issuer included audited seed financial statements and the independent auditors consent in the Tender Fund pre-effective amendment filed simultaneously with this correspondence.

39.               Comment: Supplementally confirm that Master Fund will include disclosure as required by Regulation S-X, 12-12, relating to restricted securities.

Response: The Issuer confirms that the Master Fund financial statements will include disclosure as required by Regulation S-X, 12-12(8), relating to restricted securities.

40.               Comment: The Staff observed on pg. 3 of the Master fund’s September 30, 2022 financial statements that it appears performance of the portfolio remained significantly stable in contrast to the broad based market index. Please supplementally describe how the fund takes into

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January 11, 2023

account market information on a monthly basis if the net asset values of underlying private REITs, private BDCs, and private equity funds have not been received on a given month or the net asset value received requires adjustment.

Response: The Issuer notes that one of the primary reasons for investing in assets that do not trade daily is to remove a portion of one’s portfolio from the “froth” and “fear” of public markets.  As Alan Greenspan once noted, investors in public markets often push valuations too high through “irrational exuberance.” The same can be said of the downside when panic selling occurs. Direct real estate, private equity and private credit funds can and do have setbacks in value. However, because they are removed from the highs and lows of publicly traded stocks and bonds, the prices are valued by fixed standards that are removed from public market emotion and volatility. That is why the NACREIF Index has only been negative in four of the last 48 years. Similarly, when public markets were down 50+% from peak to trough in 2007-2009, major private equity funds typically marked their companies down approximately 15%. These non-traded asset classes have similar returns to publicly traded stocks over extended periods of time, but due to their avoidance of public market volatility, they typically miss both the “high” highs and the “low” lows.

Pursuant to the Issuer’s Valuation Policy, the Issuer’s Valuation Committee is responsible for reviewing and approving the methodologies and investment valuations of all investments within the Fund. The Valuation Committee will convene monthly to review and reasonably assess the pricing and valuation information, support, and market data, providing documented approval prior to any external valuation notifications being issued.

The Issuer is a fund of funds, with approximately 92% of the underlying funds publishing values at least monthly. Approximately 92% of the underlying holdings of the Issuer provide updated valuations on at least a monthly basis. The remaining 8% provide quarterly or annual valuations, which are reviewed by the Valuation Committee. The Issuer’s Valuation Policy is then applied to these holdings, including the use of an algorithm based on both publicly traded real estate investment trusts (NAREIT Index) as well as the index commonly used by non-traded institutional quality real estate (NACREIF Index).

The Issuer has achieved favorable returns year to date in comparison to the S&P 500 and with significantly less volatility. Once the current bear market settles, the Issuer may not keep up with higher than usual returns of a dramatic bull market bounce.  If a deep “U” shaped recession ensues, it will likely mark down, but not as low as public stocks for reasons previously stated.

41.               Comment: The Staff notes that the Auction Fund’s September 30, 2022 Annual Report was filed on Edgar on December 8, 2022. Please file a pre-effective amendment to include current financial statements of the Auction Fund, along with the required independent auditor’s consent. The Staff notes that the Issuer may incorporate the financial statement by reference.

Response: The Issuer incorporated the September 30, 2022 Annual Report by reference into the pre-effective amendment filed simultaneously with this correspondence and filed the independent auditor’s consent therewith.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Mr. Christopher R. Bellacicco

January 11, 2023

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Officer